SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 20, 2005

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Interim Report January – March 2005

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 20, 2005	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Interim Report

January – March 2005

- prepared in accordance with IFRS

•	Sales were 2,967 MSEK (3,002)

•	In local currencies, sales were up 1%

•	Operating income amounted to 528 MSEK (1,924; 507 excluding settlement income from UST of 1,417 MSEK)

•	Net profit for the period amounted to 340 MSEK (1,140; 319 excluding settlement income from UST of 821 MSEK)

•	EPS amounted to 1.04 SEK (3.44; 0.94 excluding settlement income)

Sales for the first quarter decreased by 1 percent and amounted to 2,967 MSEK (3,002). In local currency terms, sales were up by 1 percent.

For snuff, sales declined by 6 percent to 703 MSEK (751) and operating income by 8 percent to 324 MSEK (354). The decrease in sales and operating income is primarily due to lower average prices in the US following the repositioning of the Timberwolf snuff brand, as well as a larger share of US volumes for the value priced brand Longhorn. In total, US snuff volumes were in line with last year. Together, Sweden and Norway experienced lower volumes by 1 percent, but the product mix improved as a result of volume growth for pouched snuff. Operating margin was 46.0 percent (47.1).

Sales of cigars increased by 7 percent, to 734 MSEK (687) and operating income grew by 6 percent, to 136 MSEK (129). Operating margin amounted to 18.6 percent (18.8).

Group operating income for the first quarter reached 528 MSEK (1,924). The closure of the match factory in Valencia, Spain was completed during March and has impacted operating income by 31 MSEK. Negative currency translation effects, after translating subsidiaries’ results into Swedish Crowns, amounted to 9 MSEK. Last year’s first quarter Group operating income included a gain of 1,417 MSEK regarding the settlement with UST.

Group operating margin during the first quarter was 17.8 percent. Excluding settlement income from UST the operating margin during last years’ first quarter was 16.9 percent.

EPS for the first quarter was 1.04 SEK (3.44). Excluding the UST settlement income, earnings per share during last years’ first quarter amounted to 0.94 SEK.

Summary of Consolidated Income Statement

	January – March			Full year 2004
MSEK	2005	2004
Sales	2,967	3,002		13,007
Operating income	528	1,924	*	3,561	*
Profit before tax	507	1,878		3,397
Net income for the period**	340	1,140		2,061

*	Including income from settlement with UST and expenses from match impairment charges and provisions
**	Including minority’s interest

Sales by product area

	January – March		Change %	12 months ended March 31, 2005	Full year 2004
MSEK	2005	2004
Snuff	703	751	(6)	3,033	3,081
Chewing Tobacco	242	254	(5)	1,045	1,058
Cigars	734	687	7	3,218	3,171
Pipe Tobacco & Accessories	216	211	2	906	901
Matches	294	324	(9)	1,349	1,378
Lighters	143	146	(2)	578	582
Other operations	635	628	1	2,843	2,836

Total	2,967	3,002	(1)	12,973	13,007

Operating income by product area

	January – March		Change %	12 months ended March 31, 2005	Full year 2004
MSEK	2005	2004
Snuff	324	354	(8)	1,346	1,376
Chewing Tobacco	69	73	(5)	300	304
Cigars	136	129	6	575	567
Pipe Tobacco & Accessories	60	60	0	254	254
Matches	(17)	(19)		(11)	(12)
Lighters	12	8	46	17	13
Other operations	(56)	(98)		(180)	(222)

Subtotal	528	507	4	2,301	2,280
Income from settlement with UST	—	1,417	—	104	1,521
Match impairment charges	—	—	—	(150)	(150)
Provision for acquisition of shares in Wimco Ltd.	—	—	—	(90)	(90)

Total	528	1,924	(73)	2,165	3,561

In this interim report amounts are stated in Swedish crowns rounded to the nearest million. The figures in the report are based on data from the consolidation system which are in thousands of Swedish Crowns. By rounding the figures in the interim report, totals may not always equal the sum of the included rounded numbers.

Operating margin by product area

	January – March			12 months ended March 31, 2005		Full year 2004
Percent	2005	2004
Snuff	46.0	47.1		44.4		44.7
Chewing Tobacco	28.6	28.7		28.7		28.7
Cigars	18.6	18.8		17.9		17.9
Pipe Tobacco & Accessories	27.6	28.4		28.0		28.2
Matches	(5.6)	(5.7)		(0.8)		(0.9)
Lighters	8.6	5.7		2.9		2.2

Group	17.8	16.9	*	17.7	*	17.5	*

*	Excluding income from settlement with UST and expenses from match impairment charges and provisions

Smokeless Tobacco

Swedish Match has an international presence in smokeless tobacco, and sells products on most major smokeless markets. Swedish Match is a market leader in snuff in Sweden and Norway. On the largest snuff market in the world, the US, as well as in South Africa, Swedish Match has a significant position. In the US, Swedish Match is the largest manufacturer on the market for chewing tobacco. Smokeless tobacco products are increasingly recognized as having significantly lower health consequences than cigarettes. This knowledge, together with increased restrictions for cigarette smoking creates good conditions for organic growth, especially for snuff.

Snuff

Sweden is the world’s largest snuff market when it comes to consumption per capita. In Sweden, a substantially larger proportion of the male population uses snuff compared to cigarettes. The number of women using snuff is steadily increasing. The Norwegian market, which is substantially smaller than the Swedish, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway Swedish Match has the leading position. In the US, the Company is well positioned in the faster growing value price segments. Some of the best known brands include General, Ettan, and Grov in Sweden, Timberwolf in the US and Taxi in South Africa.

Sales for the first three months amounted to 703 MSEK (751), a decrease of 6 percent. In Sweden and Norway combined, sales volumes decreased by nearly 1 percent. In Sweden the decrease was nearly 2 percent, while sales in Norway increased. In Sweden, there were two fewer shipping days during the first quarter of 2005 than in 2004. Loose snuff declined on the Swedish market, while sales of pouched snuff increased. The proportion of pouched snuff shipped during the period on the Swedish market amounted to 57 percent (54). Competition on the Swedish market has increased. Swedish Match’s market share amounted to 96 percent according to the latest Nielsen estimates.

In the US, sales volumes were in line with previous year measured in number of cans. Sales of Longhorn were considerably higher than the year before, while sales for Timberwolf were lower. After the repositioning of Timberwolf in the US in the end of 2004, the average daily shipments of Timberwolf have increased in each of the past three months through March 2005. Swedish Match’s total market share in the growing US market amounted to 9.1 percent (9.0) for the period according to Nielsen estimates.

Operating income amounted to 324 MSEK (354), down 8 percent. The decrease is mainly due to the US market where lower prices for Timberwolf and lower volumes, especially in the beginning of the year, have resulted in lower sales and operating income. The effect of the volume decrease in Sweden was almost compensated by an improved product mix and lower costs. Operating margin was 46.0 percent (47.1).

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market, with concentration in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US and the market share is above 43 percent according to Nielsen estimates. The chewing tobacco segment declines each year due to relatively few new consumers. Some consumers choose to use snuff instead.

Sales for the first three months declined by 5 percent to 242 MSEK (254) and operating income declined by 5 percent to 69 MSEK (73). The sales decrease is attributable to a weaker US dollar. Higher average prices compensated for volume loss and sales and operating income increased somewhat in local currency terms. Operating margin amounted to 28.6 percent (28.7).

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest operators within cigars and pipe tobacco. Organic growth opportunities are mainly within cigars, while the consumption of pipe tobacco decreases.

Cigars

Swedish Match is the second largest producer of cigars and cigarillos in sales value. The US is the largest cigar market in the world and Swedish Match has a leading position in the premium segment, and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and Scandinavia. In Europe, machine made cigars dominate. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, and Wings.

Sales for the first three months amounted to 734 MSEK (687), an increase of 7 percent. In local currency terms, sales increased by 12 percent. Volumes grew for premium cigars in the US and for machine made cigars in Europe. Volumes continued to be strong for machine made cigars in the US, but were slightly lower than the first three months last year as a volume increase for flavored cigars did not fully compensate for a volume decrease for other products.

Operating income for the first three months increased to 136 MSEK (129), an increase of 6 percent. In local currency, operating income increased by 10 percent. Operating margin amounted to 18.6 percent (18.8).

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The brand Borkum Riff is exported to over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are major brands in South Africa. Pipe tobacco consumption declines on most established markets, as the segment attracts relatively few new consumers. However, the demand is increasing in certain smaller export markets.

Sales for the first three months amounted to 216 MSEK (211). Improved price levels and a stronger South African Rand compensated for lower volumes. Operating income was 60 MSEK (60). Operating margin amounted to 27.6 percent (28.4)

Lights

Swedish Match produces and markets matches and lighters globally.

Matches

Swedish Match is a market leader in many markets for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the first three months amounted to 294 MSEK (324), a decline of 9 percent. Sales volumes declined on most markets, partly due to relatively high wholesale inventories at the beginning of the year.

Operating income was a negative 17 MSEK (negative 19). These figures include costs of 31 MSEK the closure of the Valencia, Spain factory during the first quarter 2005 and charges of 46 MSEK relating to the restructuring of match operations in Europe during the first quarter 2004. Excluding these restructuring costs operating margin amounted to 4.9 percent (8.5).

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market is Russia. Several markets are faced with an intensely competitive situation from, among others, Chinese producers.

Sales for the first three months were 143 MSEK (146), a decrease of 2 percent. Volumes increased marginally and operating income increased to 12 MSEK (8). Operating margin improved to 8.6 percent (5.7).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, an Irish distribution business, sales of advertising products, as well as corporate overheads. For the first three months, net expenses for other operations were 56 MSEK (expense: 98). Last year’s expense included charges of 29 MSEK related to severance pay etc. to the former CEO.

Financing and net financial expense

At the close of the period the Group’s net debt amounted to 332 MSEK, as compared to 527 MSEK on December 31, 2004, a decrease of 195 MSEK. Cash flow from operations was 417 MSEK compared with 1,905 MSEK a year ago, which included the settlement with UST. During the period no shares were repurchased, and sales of treasury shares related to options programs amounted to 21 MSEK.

Liquid funds, including short term investments, amounted to 3,243 MSEK at the end of the period, compared with 3,002 MSEK at the beginning of the year.

Net interest expense for the first quarter amounted to a negative 20 MSEK (expense: 42). Other financial items, net, amounted to an expense of 2 MSEK (expense: 4).

Taxes

Total tax for the first quarter amounted to 167 MSEK (738), corresponding to an average tax rate of 33 percent.

Earnings per share

Earnings per share for the first three months amounted to 1.04 SEK (3.44). Last year’s earnings per share included a gain of 2.50 SEK as a result of the UST settlement.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 103 MSEK (93). The investments include increased capacity for pouched snuff and rationalizations in the cigar operations. Total depreciation and amortization amounted to 113 MSEK (114), of which depreciation on tangible assets amounted to 84 MSEK (85) and amortization of intangible assets amounted to 29 MSEK (29).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 9,768 MSEK (10,105).

Average number of Group employees

The average number of employees in the Group during the first quarter was 15,453 compared with 15,039 for the full year 2004. The number of employees increased primarily as a result of the transfer of the cigar business for UST which includes manufacturing operation in Honduras.

Share structure

No shares have been repurchased during the first quarter. As at March 31, 2005 Swedish Match holds 14,508,557 shares in its treasury, corresponding to 4.3 percent of the total amount of shares. Total shares bought back by Swedish Match since the buyback program started have been repurchased at an average price of 49.30 SEK. The number of shares outstanding, net after repurchase, and after the sale of treasury shares, as per March 31, 2005 amounts to 322,087,624. In addition, the Company has call options issued and outstanding on its treasury shares corresponding to 4,277,814 shares exercisable in gradual stages from 2004-2008.

The Board will propose to the Annual General Meeting on April 27, 2005 a renewed mandate to repurchase shares up to 10 percent of the shares of the Company. In addition a proposal will be made to cancel 12,000,000 shares held in treasury. Furthermore, the Board will propose to the Annual General Meeting a reduction in share capital by reducing the shares’ nominal value from 2.40 SEK to 1.20 SEK and will propose that statutory reserve of the parent company be reduced by 114 MSEK. Along with this reduction, 532 MSEK will be transferred from restricted equity to unrestricted equity. The released funds are proposed to be used for share repurchases.

Other events

Swedish Match has agreed in principle to acquire all outstanding shares of General Cigar currently owned by the Cullman family. Under this transaction, Swedish Match will own 100 percent of General Cigar. The transaction is expected to be consummated during the month of April. The business will be administratively integrated with the North America Division. The second quarter will be impacted by integration costs estimated to be in the range of 50-75 MSEK. Cost saving effects due to the integration is expected to impact results from the beginning of 2006.

In February 2005, The Second Circuit Court of Appeals in New York ruled in favour of General Cigar in a lawsuit filed by Cubatabaco in 1997 over trademark ownership of the Cohiba brand in the US.

Accounting principles

This interim report is prepared in accordance with the recommendation IAS 34 Interim Financial Reporting from the International Accounting Standards Board.

New accounting principles 2005

As of January 1, 2005 Swedish Match changed its accounting principles for the preparation of financial statements to comply with International Financial Reporting Standards (IFRS). Previously the financial statements were prepared in accordance with Swedish Generally Accepted Accounting Principles (“Swedish GAAP”).

The financial statements for periods beginning on or after January 1, 2005 are therefore prepared in accordance with IFRS. IFRS has also been retrospectively applied to year 2004 comparable data but with the exception of the reporting of financial instruments (IAS 32 and IAS 39) and share-based payments (IFRS 2). The financial instruments and share-based payments have not been restated as retrospective reporting is not required for these standards.

The financial statements are from January 1, 2005, set up as specified in IAS 1. The main implication of applying IAS 1, is that net income, on the face of the income statement, and equity, on the face of balance sheet, are presented including the minority’s interest.

For Swedish Match, the transition to IFRS has changed the reporting of biological assets (IAS 41), goodwill (IFRS 3 and IAS 38), financial instruments (IAS 32 and IAS 39) and share-based payments (IFRS 2). The accounting principles for employee benefits (IAS 19) were already adopted on January 1, 2004 under Swedish GAAP whereas Swedish Match’s financial statements already complied with IAS 19 in 2004.

Goodwill and biological assets

Information on changes in accounting principles for biological assets (IAS 41) and goodwill (IFRS 3 and IAS 38), due to the transition to IFRS, is included in the report of operations for 2004 and the annual report for 2004.

Financial instruments

The rules for reporting of financial instruments, IAS 39, imply that financial assets and liabilities, including all derivatives, shall be measured at fair value or amortized cost depending on classification of the asset and liability. The gain or loss from a change in the value of a financial asset or liability shall be recognized, depending on classification, in profit or loss or directly in equity until realized.

According to IAS 39, companies can apply hedge accounting. Under hedge accounting, a company shall link a balance sheet item to a designated hedging instrument. To qualify for hedge accounting under IAS 39, the hedging relationship has to satisfy strict requirements.

The major portion of the Group’s borrowing was originally assumed at a fixed interest rate but subsequently converted to a floating rate by means of interest rate swaps. Swedish Match has decided to apply hedge accounting on interest rate swaps that can be linked to the original borrowing.

All other financial instruments within Swedish Match will be subject to fair value accounting and the gain or loss from change in value will be recognized in the profit and loss.

At transition to IFRS, the difference between the fair values or amortized costs of the financial assets and liabilities and the values reported according to Swedish GAAP was recognized directly in equity. Any initial recognition of derivatives not previously recognized was also reported directly in equity. At January 1, 2005, an increase in equity of 31 MSEK was thereby reported. The reporting in accordance with IAS 39 has resulted in a positive effect in net income by 0.5 MSEK during the first quarter 2005.

Share-based payments

The rules for reporting of share-based payments (such as Swedish Match’s option program), IFRS2, imply that an assessed fair value of the options shall be expensed during a vesting period or at a vesting date. During the first quarter, net income has been negatively affected by 1 MSEK due to reporting in accordance with IFRS 2.

Additional information

This report has not been reviewed by the Company’s auditors. The interim report for the first six months 2005 report will be released July 21.

Stockholm, April 20, 2005

Sven Hindrikes

President and Chief Executive Officer

Key data

	January - March		12 months ended Mar 31, 2005	Full year 2004
	2005	2004
Operating margin, %1)	17.8	16.9	17.7	17.5
Operating capital, MSEK	7,599	8,166	7,599	7,243
Return on operating capital, %1)			29.2	29.1
Return on shareholders´ equity, %			25.0	48.1

Net debt, MSEK2)	332	830	332	527
Net debt/equity ratio, %	6.0	14.5	6.0	10.5
Equity/assets ratio, %	36.0	34.0	36.0	33.7
Investments in tangible assets, MSEK	103	93	496	486
EBITDA, MSEK3)	641	622	2,904	2,884
Share data4)
Earnings per share, SEK
Basic	1.04	3.44	3.68	6.10
Diluted	1.03	3.43	3.66	6.08
Excluding major one time items, diluted1)	1.03	0.94	4.22	4.12
Excluding amortization and major one time items, diluted5)	1.10	1.01	4.60	4.50
Shareholders’ equity per share, SEK	15.49	15.50	15.49	14.05
Number of shares outstanding at end of period	322,087,624	328,450,003	322,087,624	321,516,893
Average number of shares outstanding	321,729,690	328,422,663	324,035,402	325,708,645
Average number of shares outstanding, diluted	322,847,505	329,443,922	325,176,193	327,013,542

1)	Excluding income from settlement with UST and expenses from match impairment charges and provisions
2)	Pension liabilities are not included in net debt
3)	Operating income excluding income from settlement with UST and expenses from match impairment charges and provisions adjusted for depreciation, amortization and writedowns
4)	Net income attributable to Swedish Match equity holders
5)	Reported net income adjusted for major one time items and amortization (net of taxes) divided by the average number of shares outstanding, diluted

Consolidated Income Statement in summary

	January - March		Change %	12 months ended Mar 31, 2005	Full year 2004	Change %
MSEK	2005	2004
Sales, including tobacco tax	4,886	4,973		21,618	21,705
Less tobacco tax	(1,918)	(1,971)		(8,645)	(8,698)

Sales	2,967	3,002	(1)	12,973	13,007	0
Cost of goods sold	(1,629)	(1,585)		(7,291)*	(7,246)*

Gross profit	1,338	1,417	(6)	5,682	5,761	(1)

Sales and administrative expenses	(811)	(909)		(3,625)**	(3,722)**
Shares in earnings of associated co.	2	(1)		4	1

	528	507	4	2,061	2,040	1
Settlement income	—	1,417		104	1,521

Operating income	528	1,924	(73)	2,165	3,561	(39)

Net interest expense	(20)	(42)		(140)	(163)
Other financial items, net	(2)	(4)		1	(2)

Net financial items	(21)	(47)		(139)	(164)

Profit before taxes	507	1,878	(73)	2,026	3,397	(40)
Taxes	(167)	(738)		(765)	(1,336)
Net income for the period	340	1,140	(70)	1,260	2,061	(39)

Attributable to:
Swedish Match equity holders	333	1,130		1,191	1,988
Minority interests	7	10		69	72
Net income for the period	340	1,140	(70)	1,260	2,061	(39)

Earnings per share, basic, SEK	1.04	3.44		3.68	6.10
Earnings per share, diluted, SEK	1.03	3.43		3.66	6.08

*	Including expenses from match impairment charges
**	Including provisions in match operations

Consolidated Balance Sheet in summary

MSEK	Mar 31, 2005	Dec 31, 2004
Intangible fixed assets	3,487	3,452
Tangible fixed assets	2,782	2,712
Financial fixed assets	837	760
Current operating assets	5,013	4,884
Short-term investments	2,023	1,815
Cash and bank	1,220	1,187

Total assets	15,363	14,809

Swedish Match equity holders	4,988	4,516
Minority interests	536	481

Total equity	5,524	4,997

Provisions	3,299	3,134
Long-term loans	2,603	2,559
Other long-term liabilities	45	21
Short-term loans	972	970
Other current liabilities	2,921	3,129

Total shareholders’ equity, provisions and liabilities	15,363	14,809

Change in Shareholders’ equity

	January – March 2005			January – March 2004
MSEK	Swedish Match equity holders	Minority interest	Total equity	Swedish Match equity holders	Minority interest	Total equity
Opening balance as per Dec 31	4,516	481	4,997	3,758	604	4,362
Repurchase of own shares	0		0	(106)		(106)
Sale of treasury shares	21		21	62		62
Fair value reserve IAS 39 etc.	27	15	42			—
Translation difference for the period, parent	90	33	123	248	11	259
Net income for the period	333	7	340	1,130	10	1,140

Closing balance at end of period	4,988	536	5,524	5,092	625	5,717

Consolidated Cash Flow Statement in summary

MSEK	Jan - Mar 2005	Jan - Mar 2004
Income after financial items	507	1,878
Non-cash items and taxes paid	9	2
Cash flow from operations before changes in Working Capital	516	1,880
Cash flow from changes of Working Capital	(99)	25

Cash flow from operations	417	1,905
Investments
Investments in property, plant and equipment	(103)	(93)
Sales of property, plant and equipment	23	4
Investments in intangibles	—	(6)
Investments in consolidated companies	—	(38)
Acquisition of subsidiaries	—	(4)
Divestment of business operations	—	117
Changes in financial receivables etc.	(36)	12
Changes in short-term investments1)	(208)	(498)

Cash flow from investments	(324)	(506)
Financing
Changes in loans	(11)	(592)
Repurchase of own shares	—	(106)
Sale of treasury shares	21	62
Other	(79)	11

Cash flow from financing	(69)	(625)
Cash flow for the period	24	774
Cash and bank at the beginning of the period	1,187	1,497
Translation difference attributable to cash and bank	9	36

Cash and bank at the end of the period	1,220	2,307

1)	Refers to investments in short term securities as part of the cash management activities. The sum of cash and bank and short-term investments amounted to 3,243 MSEK at the end of the period compared to 3,002 MSEK at the end of 2004.

Quarterly data

MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05
Sales, including tobacco tax	4,973	5,628	5,761	5,343	4,886
Less tobacco tax	(1,971)	(2,252)	(2,342)	(2,132)	(1,918)

Sales	3,002	3,376	3,419	3,211	2,967
Cost of goods sold	(1,585)	(1,864)	(1,804)	(1,843)	(1,629)

Gross profit	1,417	1,512	1,615	1,367	1,338

Sales and administrative expenses	(909)	(933)	(921)	(869)	(811)
Shares in earnings of associated co.	(1)	0	(1)	2	2

	507	579	694	500	528
Income from settlement with UST	1,417	104	—	—	—
Match impairment charges	—	—	(150)	—	—
Provision for acquisition of shares in Wimco Ltd	—	—	(90)	—	—

Operating income	1,924	683	454	500	528

Net interest expense	(42)	(39)	(32)	(50)	(20)
Other financial items, net	(4)	12	8	(17)	(2)

Net financial items	(47)	(27)	(24)	(67)	(21)

Profit before tax	1,878	656	430	433	507
Income taxes	(738)	(245)	(211)	(142)	(167)

Net income for the period	1,140	411	219	291	340

Attributable to:
Swedish Match equity holders	1,130	391	200	268	333
Minority interests	10	20	19	23	7

Net income for the period	1,140	411	219	291	340

Sales by product area

MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05

Snuff	751	814	791	726	703
Chewing Tobacco	254	282	285	237	242
Cigars	687	846	848	790	734
Pipe Tobacco & Accessories	211	214	234	242	216
Matches	324	340	348	366	294
Lighters	146	146	147	142	143
Other operations	628	734	766	708	635

Total	3,002	3,376	3,419	3,211	2,967

Operating income by product area

MSEK	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05

Snuff	354	365	371	287	324
Chewing Tobacco	73	82	82	67	69
Cigars	129	156	174	108	136
Pipe Tobacco & Accessories	60	53	69	72	60
Matches	(19)	(37)	28	15	(17)
Lighters	8	9	6	(10)	12
Other operations	(98)	(48)	(38)	(38)	(56)

Subtotal	507	579	694	500	528
Income from settlement with UST	1,417	104	—	—	—
Match impairment charges	—	—	(150)	—	—
Provision for acquisition of shares in Wimco Ltd.	—	—	(90)	—	—

Total	1,924	683	454	500	528

Operating margin by product area

PERCENT	Q1/04		Q2/04		Q3/04		Q4/04	Q1/05

Snuff	47.1		44.8		46.9		39.5	46.0
Chewing Tobacco	28.7		29.0		28.8		28.4	28.6
Cigars	18.8		18.5		20.6		13.6	18.6
Pipe Tobacco & Accessories	28.4		24.6		29.7		29.8	27.6
Matches	(5.7)		(11.0)		8.1		4.2	(5.6)
Lighters	5.7		5.9		4.4		(7.3)	8.6

Group	16.9	*	17.1	*	20.3	*	15.6	17.8

*	Excluding income from settlement with UST and expenses from match impairment charges and provisions

Comparison of financial statements according to Swedish GAAP and IFRS

In the tables below, the financial statements for the first quarter 2004 according to Swedish GAAP is accompanied with the restated financial statements according to IFRS as well as the reconciliation between the two.

A reconciliation of the full year 2004 financial statements according to Swedish GAAP and IFRS are presented in the fourth quarter interim report and annual report for year 2004.

Consolidated adjusted closing balance per Mar 31, 2004 in summary

	Reported	Goodwill	Biological assets	IFRS
MSEK	Mar 31, 2004	IAS 38	IAS 41	Mar 31, 2004

Intangible fixed assets	3,753	46		3,799
Tangible fixed assets	2,931		11	2,942
Financial fixed assets	703			703
Current operating assets	5,420			5,420
Short-term investment	1,666			1,666
Cash and bank	2,307			2,307

Total assets	16,781	46	11	16,837

Swedish Match equity holders	5,046	39	7	5,092
Minority interests	622	2	0	625

Total equity	5,668	41	8	5,717
Provisions	2,647	5	3	2,655
Long-term loans	4,575			4,575
Other long-term liabilities	18			18
Short-term loans	229			229
Other current liabilities	3,644			3,644

Total shareholders’ equity, provisions and liabilities	16,781	46	11	16,837

Consolidated Income Statement January – March, 2004 in summary

	Reported	Goodwill	Biological assets	IFRS
MSEK	Jan -Mar 2004	IAS 38	IAS 41	Jan -Mar 2004

Sales, including tobacco tax	4,973			4,973
Less tobacco tax	(1,971)			(1,971)

Sales	3,002			3,002
Cost of goods sold	(1,588)		3	(1,585)

Gross profit	1,414		3	1,417

Sales and administrative expenses	(879)			(879)
Amortization, intangible assets	(73)	44		(29)
Shares in earnings of associated companies	(1)			(1)

	460	44	3	507
Settlement income	1,417			1,417

Operating income	1,877	44	3	1,924
Net interest expense	(42)			(42)
Other financial items, net	(4)			(4)

Net financial items	(47)			(47)

Income before taxes and minority interests	1,831	44	3	1,878
Taxes	(732)	(5)	(1)	(738)
Minority interests	(8)	(2)	0	(10)
Net income for the period	1,090	37	2	1,130

Earnings per share, basic, SEK	3.32			3.44
Earnings per share, diluted, SEK	3.31			3.43

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, Vice President, Business Control & CFO, IR (US)

Office +1 804 302 1774, Mobile +1 804 400 1774